333 Wolf Point Plaza
Chicago, IL 60654
Bradley C. Reed, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7351	+1 312 862 2000	+1 312 862 2200
bradley.reed@kirkland.com
www.kirkland.com

October 23, 2024

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph Kempf
Robert Littlepage
Alexandra Barone
Mitchell Austin

Re:	SailPoint Parent, LP
Draft Registration Statement on Form S-1
Submitted September 12, 2024
CIK No. 0002030781

Ladies and Gentlemen:

On behalf of SailPoint Parent, LP, a Delaware limited partnership (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated October 10, 2024, from the staff of the Division of Corporate Finance (the “Staff”) relating to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics).

Concurrently with the submission of this letter, the Company is submitting Confidential Draft Submission No. 2 on Form S-1 (the “Revised Draft Registration Statement”), and where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of Revised Draft Registration Statement that address the Staff’s comments. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Draft Registration Statement, and all references to page numbers and captions correspond to the Revised Draft Registration Statement unless otherwise specified.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission

October 23, 2024

Draft Registration Statement on Form S-1

Cover Page

1.

We note that you intend to apply to list your shares on an exchange. Please revise the cover page to address whether the offering is contingent upon receiving authorization to list on a certain exchange and to state, if true, that no assurance can be given that your listing application will be approved.

RESPONSE:

The Company has revised its disclosure on the cover page of the prospectus to include the bolded language below:

We intend to apply to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SAIL.” However, no assurance can be given that our listing application will be approved. If our listing application is not approved by Nasdaq, we will not be able to consummate this offering.

2.	We note that Thoma Bravo will own a majority of the company’s outstanding common stock following the offering. Please provide a cross-reference to the related risk factor disclosure on page 59.

RESPONSE:

The Company has revised its disclosure on the cover page of the prospectus to include the bolded language below:

Immediately after this offering, assuming an offering size as set forth above, funds controlled by our principal stockholder, Thoma Bravo, will own approximately     % of our outstanding common stock (or     % of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Thoma Bravo controls us, and its interests may conflict with ours or yours in the future.” As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Corporate Governance—Controlled Company Status.”

Securities and Exchange Commission

October 23, 2024

Corporate Conversion, page 10

3.

Provide pro forma financial information to give effect to the Corporate Conversion pursuant to Rule 11-01(a)(2) of Regulation S-X. Also, it appears the repayment of outstanding borrowings under the Credit Facilities may be a material transaction for which pro forma effect is required to be given pursuant to Rule 11-01(a) of Regulation S-X. Regarding your disclosures in the Capitalization table, note pursuant to Rule 11- 02(a)(12)(ii) that amounts depicted in the filing that are labeled as pro forma should give effect to all material transactions for which pro forma effect is required to be given.

RESPONSE:

The Company advises the Staff that the Corporate Conversion is not a business acquisition or a combination of entities under common control, and is instead solely a change of form of an existing entity, and therefore pro forma financial information to give effect to the Corporate Conversion is not required to be filed pursuant to Rule 11-01(a)(2) of Regulation S-X. Moreover, the Company advises the Staff that providing pro forma financial information to give effect to the Corporate Conversion would not provide investors with additional information because the Corporate Conversion will only impact existing partnership units and share capital outstanding. SailPoint Parent, LP is a holding partnership without activity and the consolidated earnings are that of its subsidiaries, which are treated as taxable corporations. As a result, the Corporate Conversion of SailPoint Parent, LP will not change the income tax position reported in the financial statements. The Company further advises the Staff that the table set forth in the “Capitalization” section reflects the effects of the Corporate Conversion and the repayment of outstanding borrowings under the Credit Facilities in the adjusted columns. In addition, the effects of the Corporate Conversion and the repayment of outstanding borrowings under the Credit Facilities will be reflected in the pro forma earnings per share presented in the “Summary Consolidated Financial and Other Data” section. In response to the Staff’s comment, the Company has revised such section on page 16 of the prospectus to provide additional information regarding the repayment of borrowings under the Credit Facilities and disclose the change in interest and income tax expense as a result of such repayment. Also in response to the Staff’s comment, to avoid confusion, the Company has revised the pro forma labels in the “Capitalization” section on page 68 of the prospectus, and such columns are now titled “As Adjusted” and “As Further Adjusted.”

Securities and Exchange Commission

October 23, 2024

Prospectus Summary

Key Business Metrics, page 18

4.	Here and in your MD&A, please revise these charts to define “YoY Growth.”

RESPONSE:

The Company has revised its disclosure on pages 17 and 76 of the prospectus to include the bolded language below:

Page 17:

In addition to our financial information prepared in accordance with GAAP, we monitor the following key business metrics to help us measure and evaluate the effectiveness of our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for more information, including how we define these key business metrics. Although we believe we have a reasonable basis for each of these metrics, we caution you that these metrics are based on a combination of assumptions that may prove to be inaccurate over time. Please see the section titled “Risk Factors” for more information. In the key business metrics graphs below, “YoY Growth” is defined as the year-over-year growth of the applicable metric as compared to the metric at the same time in the prior fiscal year.

Page 76:

In addition to our financial information prepared in accordance with GAAP, we monitor the following key business metrics to help us measure and evaluate the effectiveness of our operations. Although we believe we have a reasonable basis for each of these metrics, we caution you that these metrics are based on a combination of assumptions that may prove to be inaccurate over time. Please see the section titled “Risk Factors” for more information. In the key business metrics graphs below, “YoY Growth” is defined as the year-over-year growth of the applicable metric as compared to the metric at the same time in the prior fiscal year.

Securities and Exchange Commission

October 23, 2024

Business

Our Market Opportunity, page 30

5.	Please disclose the assumptions and limitations of your market opportunity which you estimate to be approximately $55 billion in 2024.

RESPONSE:

The Company has revised its disclosure on pages 7, 9, 29, 30, 63, and 111 of the prospectus to delete the ~~struck through~~ language and to include the bolded language below:

Page 7 and Page 111:

The increasing prevalence of identity-related breaches and continued advances in cyber-attack techniques is prompting organizations to transform their approach to identity security. At the same time, the growing complexity of the enterprise IT environment coupled with the shift to cloud and hybrid environments has made identity security more challenging. Our solutions are designed to address the challenges of all enterprises and mid-market organizations in adopting a comprehensive identity security strategy.

We estimate our market opportunity is approximately $55 billion in 2024. We calculate this figure using the total number of global companies with 100 or more employees, which we determined by referencing independent industry data from the S&P Capital IQ database. We then segment these companies into three cohorts based on the number of employees: companies that have between 100 and 999 employees, companies that have between 1,000 and 4,999 employees, and companies with 5,000 or more employees. We then multiply the number of companies in each cohort by the average ARR per customer in the corresponding employee count cohort. Average ARR per customer for each employee count cohort is calculated as the ARR attributable to customers in each cohort who subscribe to our Standard, Business, and Business Plus SaaS suites as of July 31, 2024, divided by the number of customers in that cohort who subscribe to a SaaS suite as of July 31, 2024. Our market opportunity estimate assumes that all companies within each cohort would subscribe to our solutions at the same level as our existing customers in such cohort; however, our actual market opportunity will vary depending on the adoption of our solutions by companies and the purchase levels of such companies once they have subscribed to our solutions.

Securities and Exchange Commission

October 23, 2024

We believe that we are currently underpenetrated in our existing customer base. We expect our estimated market opportunity will continue to grow as customers expand their usage of our solutions by adopting additional products.

For information regarding assumptions and limitations relating to our market opportunity, see “Risk Factors—Risks Related to Our Business and Industry—Our estimated market opportunity and forecasts of our market and market growth may prove to be inaccurate. Moreover, even if our estimate of the market size is accurate, there can be no assurance that we will serve a significant portion of the market, and even if our estimated market opportunity achieves the forecasted growth, there can be no assurance that our business will grow at similar rates or at all.”

Page 9:

~~F~~Our estimated market opportunity and forecasts of our market and market growth may prove to be inaccurate~~, and even if the markets in~~. Moreover, even if our estimate of the market size is accurate, there can be no assurance that we will serve a significant portion of the market, and even if our estimated market opportunity ~~which we compete~~ achieves the forecasted growth, there can be no assurance that our business will grow at similar rates or at all.

Pages 29 to 30:

~~F~~Our estimated market opportunity and forecasts of our market and market growth may prove to be inaccurate~~, and~~ . Moreover, even if ~~the markets in which we compete~~our estimate of the market size is accurate, there can be no assurance that we will serve a significant portion of the market, and even if our estimated market opportunity achieves the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.

~~G~~Our estimated market opportunity and growth forecasts included in this prospectus relating to our market opportunity and the expected growth in that market are subject to significant uncertainty and are based on assumptions and estimates, which may prove to be inaccurate. ~~E~~In particular, our market opportunity estimate assumes that all companies within each cohort would subscribe to our solutions at the same level as our existing customers in such cohort; however, our actual market opportunity will vary depending on the adoption of our solutions by companies and the purchase levels of such companies once they have subscribed to our solutions. Moreover, even if this market meets our size estimate and experiences the forecasted growth, there can

Securities and Exchange Commission

October 23, 2024

be no assurance that our business will serve a significant portion of this market, and we may not grow our business at a similar rate~~,~~ or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. See “—Risks Related to Our Business and Industry” for a discussion of risk factors that could impact our growth. Accordingly, our estimated market opportunity and the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Page 63:

•	our estimated market opportunity and forecasts ~~or~~ of our market and market growth may prove to be inaccurate;

Risk Factors

Our business depends, in part, on sales to the public sector, which are subject to a number of challenges and risks..., page 30

6.

You disclose that you derive a portion of your revenue from sales to federal, state, local, and foreign government customers. To the extent material, disclose the portion of your revenue generated by sales to government entities.

RESPONSE:

The Company has revised its disclosure on page 30 of the prospectus to delete the ~~struck through~~ language and to include the bolded language below:

We derived ~~a portion~~ approximately 12% to 14% of our revenue from sales of our solutions to federal, state, local, and foreign governments and public universities in each of the last three fiscal years, and we believe that the success and growth of our business will continue to depend in part on our successful procurement of government and other public sector contracts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 74

7.

Here you discuss your number of customers with over $250,000 and $1,000,000 of ARR as of July 31, 2024. Elsewhere you disclose that you had over 2,800 customers as of July 31, 2024. In order to provide more context for the disclosures about your number of customers, please revise to disclose your total number of customers and your number of customers at each ARR level as of the end of each financial statement period included in your registration statement.

Securities and Exchange Commission

October 23, 2024

RESPONSE:

The Company has revised its disclosure on page 74 of the prospectus to include a table that provides the approximate total number of customers and the approximate number of customers with less than $250,000 of ARR, customers with over $250,000 of ARR and customers with over $1,000,000 of ARR as of the end of each financial statement period included in the Revised Draft Registration Statement.

Key Business Metrics, page 76

8.	Regarding your calculations of Annual Recurring Revenue and SaaS Annual Recurring Revenue, please disclose the extent the disclosed metrics reflect revenue from expired contracts.

RESPONSE:

The Company has revised its disclosure on page 77 of the prospectus to include the bolded language below:

We define ARR as the annualized value of SaaS, maintenance, term subscription, and other subscription contracts as of the measurement date. To the extent that we are actively negotiating a renewal or new agreement with a customer after the expiration of a contract, we continue to include that contract’s annualized value in ARR until the customer notifies us that it is not renewing its contract. The amount included in our ARR calculation related to these contracts was less than 1% as of the end of each period shown in the ARR graph below. We calculate ARR by dividing the active contract value by the number of days of the contract and then multiplying by 365. ARR should be viewed independently of revenue, as ARR is an operating metric and is not intended to be combined with or to replace revenue. ARR is not a forecast of future revenue, which can be impacted by ASC 606 allocations, and ARR does not consider other sources of revenue that are not recurring in nature.

[…]

Securities and Exchange Commission

October 23, 2024

We define SaaS ARR as the annualized value of SaaS contracts as of the measurement date. To the extent that we are actively negotiating a renewal or new agreement with a customer after the expiration of a contract, we continue to include that contract’s annualized value in SaaS ARR until the customer notifies us that it is not renewing its contract. The amount included in our ARR calculation related to these contracts was less than 1% as of the end of each period shown in the SaaS ARR graph below. We calculate SaaS ARR by dividing the active SaaS contract value by the number of days of the contract and then multiplying by 365.

Non-GAAP Financial Measures

Adjusted Operating Income and Adjusted Operating Margin, page 81

9.

Please disclose here and in Note 11 the nature of the services provided under the advisory services agreement with an affiliate of Thoma Bravo. Tell us and disclose if it is reasonably likely you will receive similar services in the future. Explain to us your consideration of Item 10(e)(1)(ii)(B) of Regulation S-K.

RESPONSE:

The Company has revised its disclosure on pages 81, 150, and F-37 of the prospectus to include the bolded language below:

Page 81:

We define adjusted income from operations as income (loss) from operations excluding equity-based compensation expense, amortization of acquired intangible assets which includes impairment charges, impairment of intangible assets, acquisition-related expenses, Thoma Bravo monitoring fees (which are annual service-fees for consultation and advice related to corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings as described in Note 11 “Related Party Transactions” in the notes to our consolidated financial statements appearing elsewhere in this prospectus that are expected to terminate upon the consummation of this offering), and restructuring expenses. The Thoma Bravo monitoring fees were incurred pursuant to the Services Agreement (as defined and described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements and Transactions Related to the Take-Private Transaction”), which will be terminated in connection with this offering. We do not expect to receive similar services in the future or enter into a similar arrangement again in the future.

Securities and Exchange Commission

October 23, 2024

Page 150:

On August 16, 2022, we entered into an advisory services agreement with Thoma Bravo (as amended, the “Services Agreement”), pursuant to which we engaged Thoma Bravo as a financial, transactional, and management consultant for consultation and advice related to corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings. Under the Services Agreement, and to the extent permitted under the Credit Agreement, we must reimburse the travel expenses and out-of-pocket fees and expenses in performing the ongoing services. We paid approximately $70,000 pursuant to the reimbursement provision in each of the years ended January 31, 2024 and 2023. We are also required to pay an annual monitoring fee as part of the Services Agreement equal to $15.0 million. The advisory services agreement will be terminated in connection with this offering. There is no expectation that such an arrangement will be entered into again in the future, and we do not expect to receive similar services in the future.

Page F-37:

The Company is an affiliate of Thoma Bravo. The Company engaged in ordinary sales transactions of $0.4 million and $1.0 million and ordinary purchase transactions of $0.7 million and $2.1 million for the Successor period of 2023 and the year ended January 31, 2024, respectively, with entities affiliated with Thoma Bravo. In conjunction with the Merger, the Company entered into an advisory services agreement with an affiliate of Thoma Bravo for consultation and advice related to corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings. Under this agreement the Company shall pay an annual amount of $15.0 million, payable quarterly in advance. Thoma Bravo may elect to receive a lesser amount or elect to make such amount contingent on the occurrence of certain events. The Company made payments of $9.4 million and $11.3 million under this agreement in the Successor period in 2023 and the year ended January 31, 2024, respectively. The Company expensed $6.9 million and $15.0 million in the Successor period in 2023 and the year ended January 31, 2024, respectively, which is included in general and administrative expenses in the Company’s consolidated statements of operations. The advisory services agreement will be terminated in connection with this offering. There is no expectation that such an arrangement will be entered into again in the future, and we do not expect to receive similar services in the future. The Company has $2.5 million in prepayments and other current assets and $1.2 million included in accrued expenses and other liabilities in the consolidated balance sheets as of January 31, 2023, and January 31, 2024, respectively.

Securities and Exchange Commission

October 23, 2024

Unlevered Free Cash Flow, page 82

10.

Remove from the calculation of your non-GAAP liquidity measure all adjustments that were settled in cash. We refer you to Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges or liabilities that required, or will require, cash settlement, from non-GAAP liquidity measures.

RESPONSE:

The Company advises the Staff that it has removed Unlevered Free Cash Flow as a performance measure from the Revised Draft Registration Statement.

11.

Revise the adjustment “Cash paid for interest, net of taxes,” to present it on a gross basis along with a separate adjustment for income taxes. Refer to the guidance in Question 102.11 of the Division’s C&DIs on non-GAAP financial measures.

RESPONSE:

The Company advises the Staff that it has removed Unlevered Free Cash Flow, and therefore this adjustment, from the Revised Draft Registration Statement.

Results of Operations, page 85

12.

We note the non-GAAP presentation and discussion of combined results for the combined period ended January 31, 2023, that appears to reflect unadjusted sums of results of operations of the Predecessor period from February 1, 2022 through August 15, 2022, and the Successor period from August 16, 2022 to January 31, 2023. We further note your disclosure that this combination does not comply with Article 11 of Regulation S-X. If you determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate, then the pro forma financial information may be presented in a format consistent with Article 11 of Regulation S-X. Such pro forma financial information should not be discussed in isolation in Management’s Discussion and Analysis or presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Please revise here and throughout the filing.

Securities and Exchange Commission

October 23, 2024

RESPONSE:

The Company has revised the tables relating to its non-GAAP financial measures on pages 80 to 82 of the prospectus, the tables relating to the presentation of the Company’s results of operations on pages 85 to 93 of the prospectus and the tables in the “Summary Consolidated Financial and Other Data” on pages 14 to 15 of the prospectus to present results for the period ended January 31, 2023 on an uncombined basis.

The Company further advises the Staff that it has not presented amounts for the Combined Period in its discussion of results that follow the tables relating to its non-GAAP financial measures or results of operations, and instead, only discussed the total period over period change, which the Company understands the Staff has previously considered acceptable (for example, for Genco Shipping & Trading Limited as discussed in its letter, dated September 18, 2015, to the Staff). In preparing the disclosures in the “Results of Operations” subsection, the Company considered the objective of the Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) section as set forth in Item 303 of Regulation S-K. As discussed in section 9110.1 of the Division of Corporation Finance’s Financial Reporting Manual, the objectives of MD&A are “(a) to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management; (b) to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and (c) to provide information about the quality of, and potential variability of, a company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.” Management believes an analysis of the results for the Combined Period as compared to the results for the preceding or succeeding fiscal year, as presented on pages 85 to 95 of the prospectus, best accomplishes the objectives of MD&A by providing the most meaningful information as it relates to trends in the business and enhancing a reader’s understanding of the Company’s business and results of operations from management’s perspective.

Comparison for Fiscal 2023 and Fiscal 2024, page 88

13.

We note while revenues increased in 2024 your subscription gross profit margin and total gross profit margin declined. Please discuss any underlying cause and indicate if this represents a trend that could impact future results. In this regard, please describe in accordance with Item 303(b)(2)(ii) of Regulation S-K any known trends or uncertainties that have had and/or are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Securities and Exchange Commission

October 23, 2024

RESPONSE:

As requested, the Company has revised the disclosure on page 88 of the prospectus to include the bolded language below:

Subscription. Subscription gross profit increased by $91.8 million, or 28%, for the year ended January 31, 2024 compared to the year ended January 31, 2023 due to the growth in subscriptions. Subscription gross profit margin decreased 400 basis points for the year ended January 31, 2024 compared to the year ended January 31, 2023, primarily due to recognizing 12 months of amortization expense during the year ended January 31, 2024. The increase in amortization expense resulted in a decrease in gross margin of 5% during the year ended January 31, 2024. The Company expects amortization expense to be consistent in the future and will not fluctuate significantly due to changes in subscription revenue.

[…]

Total. Total gross profit increased by $69.7 million, or 20%, primarily due to the growth in total revenue. Gross profit margin decreased 400 basis points for the year ended January 31, 2024 compared to the year ended January 31, 2023 due to recognizing 12 months of amortization expense during the year ended January 31, 2024. The increase in amortization expense resulted in a decrease in gross margin of 4% during the year ended January 31, 2024. The Company expects amortization expense to be consistent in the future and will not fluctuate due to changes in revenue.

Technology, page 120

14.

Please expand your disclosure to specifically address how Identity Cube is used in conjunction with the company’s other solutions. Specifically, clarify whether it is available to customers who use Security Cloud and/or IdentityIQ.

RESPONSE:

The Company has revised its disclosure on page 118 of the prospectus to delete the ~~struck through~~ language and to include the bolded language below:

~~Underpinning our Atlas platform, our Identity Cube technology~~ A unified data layer underpins Atlas and establishes visibility and context to power our intelligent platform ~~as our unified data model~~. ~~It~~ Identity Cube is a key element of our data layer, providing a 360-degree view on every identity and optimizing decision-making, connectivity, insights, and reporting for Identity Security Cloud and IdentityIQ. Identity Cube utilizes insights of the complex dependencies between identities, applications, data, and activities to create specialized data models that understand the effective access of an identity, patterns, and the potential risk level, whether in the cloud or on-premises. The connective, scalable, configurable, and automated nature of our Identity Security Cloud and IdentityIQ solutions allows us to secure identities for the most complex global organizations across all industries with AI-based~~-driven~~ security tools that provide comprehensive, scalable, and fast identity security to solve the needs of modern organizations.

Securities and Exchange Commission

October 23, 2024

The operational data derived from the data layer is organized into structured tables that represent real-world entities and their relationships. SailPoint’s account correlation, orphan account management, and risk scoring capabilities allow security professionals and business managers to track who has access to what and how often they use it and to rectify risky or dated access. With the help of Identity Cube’s context and the data layer, operational and security systems can make informed decisions about access and perform key remediation and change requests on our identity platform via our standardized application program interfaces and software development kits.

General

15.	We note that you use artificial intelligence (AI) and automation throughout your platform to enhance decision-making and accelerate risk detection. Please revise to:

•	disclose whether the algorithms used in your products and services are proprietary or open-source; and

•	describe how you validate these algorithms and any processes by which you attempt to mitigate algorithmic hallucinations.

RESPONSE:

The Company has revised its disclosure on page 119 of the prospectus to include the bolded language below:

Our AI layer utilizes a combination of open-source models that have been customized for our use cases, proprietary models, and third-party models hosted by third-party subprocessors. To mitigate potential risks of inaccuracy and algorithmic hallucinations resulting from our use of AI, we employ our ML platform to evaluate trained models against benchmark and real customer data prior to deployment and to monitor model predictions. We also incorporate human feedback loops into our processes, including with entitlement descriptions, to detect incorrect predictions and improve the model.

Securities and Exchange Commission

October 23, 2024

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communication.

RESPONSE:

The Company confirms it will provide the Staff with copies of all written communications presented to potential investors in reliance on Securities Act Rule 163B.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Michael P. Keeley, P.C. at (312) 862-2144 or, in his absence, Lanchi D. Huynh at (214) 972-1673.

Sincerely,

/s/ Bradley C. Reed, P.C.
Bradley C. Reed, P.C.

cc:	Mark McClain, Chief Executive Officer, SailPoint Parent, LP

Chris Schmitt, General Counsel and Secretary, SailPoint Parent, LP